UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person **Olivera, Armando J.**	2. Issuer Name **and** Ticker or Trading Symbol **FPL Group, Inc. (FPL)**	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)			
			Director		10% Owner
			Officer (give title below)	X	Other (specify below)
(Last) (First) (Middle) **Florida Power & Light Company 9250 West Flagler Street**	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year **February 12, 2003**	**(1)**		
			7. Individual or Joint/Group Filing (Check Applicable Line)		
(Street) **Miami, FL 33174**		5. If Amendment, Date of Original (Month/Day/Year)	X	Form filed by One Reporting Person	
(City) (State) (Zip)				Form filed by More than One Reporting Person	

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	A or D	Price			
Common Stock	- -	- -	- -	- -	- -	- -	- -	500.5521	I	By Thrift Plan Trust
Common Stock	2/12/03	- -	F [2]		3,204	D	$54.20	34,283 [3]	D	

FORM 4 (continued)		Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (*e.g.*, puts, calls, warrants, options, convertible securities)												
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execu- tion Date, if any (Month/ Day/ Year	4. Trans- action Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Trans- action(s)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

(1) Senior Vice President of Power Systems and Director of Florida Power & Light Company (subsidiary of Issuer).

(2) Restricted stock withheld by Issuer to satisfy tax withholding obligation on vesting of restricted stock which was granted on February 12, 2001.

(3) Receipt of 11,589 shares deferred until Mr. Olivera's retirement.

DENNIS P. COYLE   **February 13, 2003**
Signature of Reporting Person   Date